ATTACHMENT FOR CURRENT FILING OF N-SAR SUB-ITEM 77I

At a regular meeting held September 24-26, 2008, the Board of Trustees for the Registrant voted to approve a share split for the Retirement Distribution Portfolio and Retirement Rising Distribution Portfolio (the “Portfolios”).

The Board determined that it was in the best interests of the Portfolios and each Portfolio’s shareholders to affect a reverse share split as follows:

(1)	Retirement Distribution Portfolio: one Class A share of the Portfolio for every 1.317576 Class A shares of the Portfolio issued and outstanding as of the close of business on October 7, 2008; and

(2)	Retirement Rising Distribution Portfolio: one Class A share of the Portfolio for every 1.269970 Class A shares of the Portfolio issued and outstanding as of the close of business on October 7, 2008.